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                          October 5, 2021

       Russell Skibsted
       Chief Financial Officer
       Rockwell Medical, Inc.
       30142 S. Wixom Road
       Wixom, Michigan 48393

                                                        Re: Rockwell Medical,
Inc.
                                                            CIK 0001041024
                                                            S-3 filed September
30, 2021
                                                            File No. 333-259923

       Dear Mr. Skibsted:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences